SEC 11015116 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 20225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 900
(No. and Street)

Fort Worth, Texas 76102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Hardgrove (817) 335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2701 Dallas Parkway, Suite 300, Plano, Texas 75093
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 20 10 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMERA A. BRYANT
MY COMMISSION EXPIRES
February 25, 2013

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Christopher C. Johnson, CPA

J. Brian Simpson, CPA
Rene E. Balli, CPA
Erica D. Rogers, CPA
Dustin W. Shaffer, CPA
Gary W. Boyd, CPA
Michal L. Gayler, CPA

Independent Accountants' Report On Applying Agreed-upon Procedures

To the Board of Directors of Omega Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Transitional Assessment Reconciliation (Form SIPC-7T)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Omega Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T , if any, with respective cash disbursement records entries noting no differences;

2. Compared the sum of the amounts reported on the four quarterly Form X-17A-5 reports for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared the amounts reported in the audited financial statements for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting the SIPC net operating revenue calculated using audited amounts was $53 more than the SIPC net operating revenue calculated from the four focus reports. The difference in recalculated general assessment was less than $(1).

4. Compared any adjustments reported in Form SIPC-7T with supporting schedules and investment earnings working papers noting no differences;

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules supporting the adjustments noting no differences; and

6. Compared the amount of overpayment, if any, applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 25, 2011

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2010 and Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

OMEGA SECURITIES, INC.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Christopher C. Johnson, CPA

J. Brian Simpson, CPA
Rene E. Balli, CPA
Erica D. Rogers, CPA
Dustin W. Shaffer, CPA
Gary W. Boyd, CPA
Michal L. Gayler, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Omega Securities, Inc.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Omega Securities, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States ("US GAAP"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with US GAAP.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 25, 2011

OMEGA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
DECEMBER 31, 2010

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	154,327
Accounts receivable	115,255
Investments	129,849
TOTAL CURRENT ASSETS	399,431
PROPERTY AND EQUIPMENT, net	-
DEFERRED INCOME TAXES	16,760
TOTAL NONCURRENT ASSETS	16,760
TOTAL ASSETS	$ 416,191
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	9,748
Accrued liabilities	36,112
Deferred taxes	577
Current portion of loan from shareholder	1,951
TOTAL CURRENT LIABILITIES	48,388
LOAN FROM SHAREHOLDER	12,549
TOTAL LIABILITIES	60,937
COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDER'S EQUITY	
Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding	5,000
Additional paid in capital	30,281
Retained earnings	319,973
TOTAL SHAREHOLDER'S EQUITY	355,254
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 416,191

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commission and advisory fees	1,223,190
Interest and dividends	2,340
Net loss on investments	885
Other	75,000
Total revenue	1,301,415
EXPENSES	
Compensation and benefits - officers	868,705
Compensation and benefits - employees	135,549
Clearing and exchange fees	1,155
Office and equipment rental	63,669
Advertising and marketing	3,441
General operating expenses	181,969
Profit sharing contribution	22,662
Travel and entertainment	24,311
Telephone and communication	38,669
Professional fees	27,335
Depreciation	4,258
TOTAL EXPENSES	1,371,723
NET LOSS BEFORE FEDERAL INCOME TAXES	(70,308)
FEDERAL INCOME TAX EXPENSE	-
NET LOSS	(70,308)

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional	Retained Earnings	Total Shareholders'
	Shares	Amount	Paid-In Capital	(Accumulated Deficit)	Equity
Beginning Balance, January 1, 2010	49,998	5,000	30,281	390,281	$ 425,562
Net loss	-	-	-	(70,308)	(70,308)
Ending Balance, December 31, 2010	49,998	$ 5,000	$ 30,281	$ 319,973	$ 355,254

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (70,308)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	4,258
Net loss on investments	(885)
Changes in operating assets and liabilities:	
Accounts receivable	(26,321)
Accounts payable	1,905
Accrued liabilities	(9,653)
CASH USED FOR OPERATING ACTIVITIES	(101,004)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investments	(1,752)
CASH USED FOR INVESTING ACTIVITIES	(1,752)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(102,756)
CASH AT BEGINNING OF YEAR	257,083
CASH AT END OF YEAR	$ 154,327

The accompanying notes are an integral part of this financial statement.

1. BUSINESS

Omega Securities, Inc. (the Company) was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA) as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2010, cash and cash equivalents included cash in bank accounts and clearing deposits held with SWS.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectability of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on furniture and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment, and Leasehold Improvements (Continued)

Major repairs or replacements of furniture and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Investments in Mutual Funds and Stocks

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 for Fair Value Measurements and Disclosures, as of January 1, 2008, which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. FASB ASC 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

In January 2010, the FASB issued guidance on improving annual disclosures about fair value measurements, which requires reporting entities to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfer between Levels 1, 2, and 3. Levels 1, 2, and 3 fair values measurements are defined below.

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in Mutual Funds and Stocks (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For additional disclosures required by ASC 820-10, see footnote 3 below.

Shareholder's Equity

The Company has authorized 10,000,000 shares of $.10 par value common stock, of which 49,998 shares are issued and outstanding.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

Revenue and Cost Recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees are recorded in the period in which they were earned or incurred. Interest income is recorded as earned. Dividends are recorded as received. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes pursuant to ASC 740-10, *Income Taxes,* "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

ASC 740-10 also establishes standards for accounting for uncertainty in income taxes. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition.) As of December 31, 2010, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the loan obligation also approximates its carrying value because the terms of the loan are comparable to similar lending arrangements in the marketplace. At December 31, 2010, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Non-direct advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2010 were $3,441.

3. INVESTMENTS

Investments in mutual funds and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The realized gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized a net loss approximating $885 from the sale of securities during the year.

As the securities are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820-10.

Investments in mutual funds at December 31, 2010 consisted of the following:

	Cost	Market
Short-Term Bond Fund of America	$ 129,219	$ 129,849

4. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2010:

Furniture and fixtures	$ 9,937
Leasehold Improvements	25,676
Office equipment	25,711
	61,324
Accumulated depreciation	(61,324)
Furniture and equipment, net	$ -

Depreciation expense for the year ended December 31, 2010 was $4,258 and it was included as a component of general operating expenses in the accompanying financial statements.

5. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2010 was $63,669.

The Company's obligations under the lease agreements subsequent to December 31, 2010 are as follows:

Years ending December 31,	Annual lease payments
2011	$ 54,711
2012	59,256
2013	59,256
2014	4,545
Total	$ 177,768

6. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has available a net operating loss carry forward of $80,429 available through 2030, if not utilized sooner.

For the year ended December 31, 2010, the components of deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets and liabilities	
Current deferred tax liabilities	
Unrealized appreciation of marketable securities	$ (577)
Non-current deferred tax asset	
Property and equipment	16,760
Net deferred taxes	$ 16,183

7. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2010, employees were able to contribute up to $22,000 based on the employee's age. The Company contributes 100% of employee deferrals up to 4% of the employees' gross wages. Company contributions for the year ended totaled $22,662 and are included as a component of accrued liabilities on the accompanying financials.

8. RELATED PARTY

During 2008, the majority shareholder made a loan to the Company, in the amount of $14,500. The loan is payable over a five year period and accrues interest at 5% per year. Payments begin in March 2011. Future payments on the loan are as follows:

Years ending December 31,		Annual loan payments
2011	$	1,951
2012		2,718
2013		2,857
2014		3,003
2015		3,157
2016		814
Total	$	14,500
Less current portion		(1,951)
Long-term loan payable	$	12,549

In October 2010, the Company began sharing office space, personnel and other general expenses with a business owned and operated by the officers of the Company. The related business reimbursed the Company $25,000 per month, starting in October, to cover their allocation of expenses. At December 31, 2010, the Company is owed or has received payments totaling $75,000 in expense reimbursements. The December reimbursement, in the amount of $25,000, was received in January 2011 and is included as a component of accounts receivable at December 31, 2010.

9. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

10. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2010.

11. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after December 31, 2010, the balance sheet date, through February 25, 2011, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2010.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2010

OMEGA SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2010

Net Capital Computation

Total stockholder's equity	$	355,254
Non-allowable assets:		
Deferred income taxes		(16,183)
12B-1 fees receivable and not offset by related payable		(90,255)
Other receivables		(25,000)
Total non-allowable assets		(131,438)
Haircuts on securities		(11,686)
Total changes in stockholder's equity		(143,124)
Net allowable capital	$	212,130

Computation of Basic Net Capital Requirement

Minimum net capital required	$	4,062
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	112,130

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	60,937
Percentage of aggregate indebtedness to allowable net capital		29%

See independent auditor's report on supplemental schedule.

OMEGA SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2010

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	212,128
Net Company audit adjustments and rounding		2
Adjusted net allowable capital, per audited financial statements	$	212,130

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2010	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2010	$	-

See independent auditor's report on supplemental schedule.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2010

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Christopher C. Johnson, CPA

J. Brian Simpson, CPA
Rene E. Balli, CPA
Erica D. Rogers, CPA
Dustin W. Shaffer, CPA
Gary W. Boyd, CPA
Michal L. Gayler, CPA

To the Board of Directors
Omega Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 25, 2011